Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: **(403) 260-0309**
Direct Fax: **(403) 260-0330**
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: **(403) 260-0119**
Our File: 58383-3

04054020

Via Courier

December 21, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL RECEIVED PROCESSING DEC 27 2004 185 WASH, D.C.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of a Press Release dated December 16, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned document by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

KEITH A. GREENFIELD

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

KAG\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0003\Letter to Sec and Exch Comm 10.doc

rockenergy

Rock Energy provides operations update and 2005 guidance

December 16, 2004

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) is pleased to provide an operations update following the completion of its fourth quarter drilling program and guidance for 2005 operations.

Rock's grass roots program has started to generate drill bit activity with 7 (7.0 net) wells drilled during the fourth quarter, 5 of which were drilled in Saskatchewan and 2 in Alberta. Of these wells 2 were successful gas wells and 4 were successful oil wells with one well abandoned. Production from the oil wells is expected to come on stream in the first quarter adding about 40 to 50 bbls/day per well. Both gas wells are being tested and one well at Fleeinghorse, Alberta is expected to be on stream in the first quarter adding about 600 mcf/day of production. The second gas well at Neilburg, Saskatchewan (tested at 250 mcf/d) has a longer tie-in point and will likely not be on-stream until later in 2005.

Since September 30, 2004 Rock has been successful at several land sales adding 3,400 net undeveloped acres, bringing our total undeveloped land position to 11,500 acres.

For the nine months ended December 31, 2004 we expect our production to average about 165 boe/day and exit at 150 boe/day as new production from drilling is not expected to come on stream until the first quarter of 2005. Cash flow from operations for this nine month period is expected to be about $0.6 million or $0.07 per share with net income of approximately $0.2 million or $0.02 per share. Positive working capital and deposits are expected to be $11.5 million at year end. Capital expenditures for the nine months are estimated to be $5.5 million, with $2.7 million spent on land and seismic, $2.3 million spent on exploration and development operations and $0.4 million on capitalized G&A.

As we look forward to 2005 we will continue with our grass roots efforts in east central Alberta and west central Saskatchewan. On this basis the board of directors has approved an $11 million capital budget, including $3 million of spending on land and seismic and $7.5 million of spending on exploration and development operations, drilling approximately 17 net wells. We expect to enter the year producing about 150 boe/d and exit at about 800 to 900 boe/d, averaging approximately 500 boe/d for the year. With the drilling success we experienced in the fourth quarter of 2004, we are well on track to meet our production estimates for 2005. Assuming US$ 40.00 WTI oil price, $7.00/mcf AECO gas price and a Canadian US dollar exchange rate of 1.25, we expect to generate cash flow from operations of $2.3 million or $0.25 per share, net income of $0.2 million or $0.02 per share and positive working capital of approximately $3 million at year end. This budget does not factor in any acquisitions which are still actively being pursued. The capital program once again contains significant land and seismic expenditures as we continue to build up our inventory of plays and prospects, however we do expect to drill approximately twice as many wells in 2005 as compared to 2004.

Rock has also been able to build more strength in our exploration team with the hiring of Arezki Ioughlissen as Chief Geophysicist. Arezki brings over 25 years of experience to the Company working plays all across the western Canadian sedimentary basin, and will play a key role in our exploration program in the plains and as we move into the north western areas of the province.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter Scott
Vice President, Finance & CFO
(403) 218-4380

This press release contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

This press release contains references to barrels of oil equivalent (boe), boes may be misleading, particularly if used in isolation. A boe conversion of 6 mcf of gas to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.